
YACHT WATER
Sparkling Unflavored
Sparkling Lemon Overboard
Natural Purified Water
YACHT WATER

INVEST IN **YACHT WATER**

"Stay Hungry, Not Thirsty" - Arlan

yachtwater.com Los Angeles, CA

Highlights

1. Bootstrapped CPG brand from renowned investor and entrepreneur, Arlan Hamilton
2. Leverages research that sparkling water is the go-to "escape" beverage and alcohol/soda alternative

3. Since 2016, water has led the beverage market, w/sparkling water riding the top of the wave

4. Unparalleled, unique ecosystem & founder back story to help propel early adoption and network effect

5. Out of R&D mode and positioned to launch in stores and DTC (direct-to-consumer) Summer 2024

6. Leans into the sober and sober-curious movement that has seen an all-time high

7. Profits shared with the Jackson, MS water crisis, and other focused, impactful initiatives.

Featured Investor



Lori Cooper
Invested $5,000 ⓘ

Follow

"My kids laugh and say, "Mom only drinks bougie water!" as they've watched me drink only FIJI for years. I've been looking for another premium water to satisfy my picky palate, and I'm excited to embark on a new hydration adventure with Yacht Water!

I love that this product is as much about fun and relaxation as it is about hydration. All the moms, dads, nine-to-five, side hustling, sleep-when-you're-dead folks can stop, take a sip, feel the ocean breeze, and slip away for a few moments with Yacht Water! For those working hard to get to or stay at the top of the game, they can "stay hungry, not thirsty" by drinking Yacht Water. And for a lighthearted approach to cool off those pesky doubters and naysayers, simply splash them with your Yacht Water!

I can't wait to set sail and to see people all over the world relaxing and having fun drinking Yacht Water!"

drinking Yacht Water!

Our Founder



Arlan Hamilton Founder & CEO

Has invested in more than 200 startups led by women, BIPOC, and LGBTQ+ founders since 2015, after being homeless.

Join the Yacht Club - Become an investor pre-launch and help shape our future








YACHT WATER

Sparkling
Lemon

YACHT WATER

Sparkling
Unflavored

YACHT WATER

Sparkling
Lemon Mint



Consumer Landscape



Sparkling waters have become a healthy treat, especially for millennial and GenZ consumers. They allow health-conscious consumers to discover and explore new brands, flavors & ingredients that support health & wellness goals. These beverages also help them navigate social situations where alcohol is present, adding to their supportive nature.

The Research:

- As consumers (particularly millennials) pay closer attention to what they put in their bodies, consumption habits have shifted away from traditional soft drinks and sugary, high-calorie beverages to more natural alternatives and low/no sugar drinks.

- In 2016, bottled water dethroned soft drinks as the leader in beverage sales.

- Since then, bottled water has continued to outperform traditional sodas.

- Sparkling water is seen as a treat, especially by millennial and GenZ consumers, with flavored sparkling waters performing particularly well.

- Whether infused with natural botanical extracts or boosted with probiotics, sparkling water is getting tastier and more creative.

- Studies show that consumers often use sparkling water to pace themselves or as an alcohol alternative while in social situations with alcohol present.

*KPMG, Infegy, Packaged Facts, Yale Center for Customer Insights. Mintel, EHL insights, CSP



YACHT WATER
Still Unflavored
Natural Purified Water
YACHT WATER
Sparkling Lemon Mint
Natural Purified Water
YACHT WATER
Sparkling Unflavored
YACHT WATER
Sparkling Lemon
Natural Purified Water
YACHT WATER
Sparkling Lemon Overboard
Natural Purified Water

Competitive Landscape

Competitive Landscape







Liquid Death

Insta: 2.6M

Offering: Water, sparkling water and iced tea

Approach: Our evil mission is to make people laugh and get more of them to drink more healthy beverages more often, all while helping to kill plastic pollution.

Tagline: Murder Your Thirst.

Other Messages:

We're just a funny beverage company who hates corporate marketing as much as you do.

Don't be scared. It's just water and iced tea.

SpinDrift

Insta: 173k

Offering: Flavored sparkling water and sparkling tea

Approach: We celebrate the amazing taste of real, simple ingredients every day. Because we think real food deserves a real drink.

Tagline: Sparkling water & real squeezed fruit.

Other Messages:

Light, bright and slightly pulpy.

America's first sparkling water made with real squeezed fruit.

Waterloo

Insta: 59.9k

Offering: Flavored still and sparkling water

Approach: Sparking wow moments with full flavor sparkling waters.

Tagline: Water Down Nothing.

Other Messages:

All in on full flavor every day.

Our Take



Waterloo focuses on full flavor while SpinDrift doubles down on real fruit ingredients. While our flavors and ingredients distinguish us, it's our perspective that defines us. In that way, Liquid Death is the closest competitor, because of its challenger positioning as a send up to traditional marketing. But, while we're also using humor, we're inviting our audience into the brand experience in a warmer and more elevated way that's not off putting or alienating to any group.



Cultural

"

This recession, suddenly, the rich are
not the aspirational icons of our dreams,
they are the villains in our films.

-Tom Beckman, Weber Shandwick



Eat the Rich

As the middle class continues to shrink and social mobility is at an all-time low, the wealthy are retreating to exclusive clubs and luxury destinations.

In this cultural moment, TV and film blockbusters have one thing in common — they're angry about the rich (Succession, Triangle of Sadness, White Lotus). People are looking for ways to deal with the reality of the wealth gap and the signs are showing up everywhere: in tech, art, marketing and food.

Moments of Escape

71% of people say finding joy and happiness in everyday moments and opportunities to escape stress are important to live well.

In an anxious world, moments of levity and humor matter more than ever. We see humor and surrealism making a comeback in advertising (Fiat's stand against gray, Husqvarna's signing vacuum cleaners).

Brands who can create pauses, rituals and moments that allow consumers to exhale and be themselves will feel the benefit.



Our
Take



Offering a humorous, tongue-in-cheek take can bring people a momentary escape from the tensions and anxieties of life. By empathizing with frustrations and offering a moment of respite, we can help people find levity. But, it's important that we make our commitment to impact clear at the same time so our audience understands the serious mission behind the brand.

"

No one can resist an idea whose time has come.

-Victor Hugo

Brand Positioning

There's something different about Yacht Water. Different from traditional water brands and different from competitors. Something in our DNA that describes everything we do and value, from our aesthetics to our tongue-in-cheek style, our refreshing flavors to our imaginative approach. It's the way we create value for our audience, make our experience special and provide emotional and functional benefits. It defines us as a brand; what makes us different and better. And will continue to do so in the future, as our offering evolves.

In everything we do we...

Brand Positioning

What our brand is doing that's unique and relevant

OUR POSITIONING STATEMENT:

Indulge Your Fancy.

TELL ME MORE...

Water is the most basic essential, needed to maintain life. But when we drink it from a can or by the bottle, it makes us feel fancy. Well, what if we dialed that way up? And had a laugh about it together. Born from a joke about splashing haters with success, Yacht Water invites you into the luxury lifestyle with a wink. And encourages you to let your worries drift away as you treat yourself to a taste of the good life, and let it refresh you. Because just over the horizon, success awaits.

Reasons to Believe

- Yacht Water name and brand story
- Natural flavors
- Refreshing effect and perspective
- Founder's mission
- Healthy alternative to alcohol and soda
- Elevated experience, packaging and aesthetic

Brand Vision

Why this is meaningful, i.e. matters to the world

OUR BRAND VISION:

Make Waves

TELL ME MORE...

Yacht Water is a toast to the conviction, determination and self-belief that precede success. With a touch of humor, we're here to remind the overlooked and underestimated that they belong anywhere they want to be, on their terms. Because what they have to offer can help the world do it differently. And that's crucial, now more than ever. If you've been overlooked and underestimated, we don't just see you, we need you. On the yacht, in the game, in the boardroom, in the writer's room, in the field, and anywhere you want to be. Come aboard as we create community, raise awareness and drive impact by bringing more of the underrepresented into positions of influence and impact.

> **"**
>
> ## The function of art is to do more than tell it like it is—it's to imagine what is possible.
>
> -bell hooks

Connecting With Our Customer

While our audience is diverse, they share commonalities in their values, desires and preferences. Aligning with these drives can help us make messaging choices that resonate.

THEY care about their health and what they put in their bodies.
WE provide an alternative to alcohol, soda and sugary drinks that's fun to purchase, share and consume.

THEY see sparkling water as a treat that can engage their sense of curiosity, exploration and discovery.
WE provide a unique, elevated and fun brand journey with lots to explore and discover.

THEY use packaged water to navigate social situations where alcohol is present.
WE help them do that in a more fun way, bringing a conversation-starter to the party.

THEY are interested in building community and creating a sense of belonging.
WE are inclusive and accessible, bringing people in on the joke while encouraging community through our platforms and events.

THEY are frustrated by lack of social mobility and anxious about the widening wealth gap.
WE bring awareness and impact to these issues, while bringing humor and health to our product experience.

THEY want brands to help create a better world and make a positive contribution to society.
WE put a portion of sales towards investing in underrepresented founders while highlighting entrepreneurs that drive change.

YACHT WATER TAGLINE:

Stay Hungry, Not Thirsty.

WHY WE LOVE IT:

It takes a startup world mantra, and has fun with it. But it also carries a deeper meaning—keep your integrity and don't give up.





